Exhibit 99.20

August 21, 2020

British Columbia Securities Commission             Ontario Securities Commission

701 West Georgia Street                                     20 Queen Street West

P.O. Box 10142, Pacific Centre                           20th Floor

Vancouver, BC   V7Y 1L2                                    Toronto, ON M5H 3S8

Dear Sirs/Mesdames:

Re:   Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) – Change of Auditor

We have read the statements made by Red White & Bloom Brands Inc. (the “Company”) in its Notice of Change of Auditors dated August 20, 2020 (the “Notice of Change”), which has been filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the Notice of Change.

Yours truly,

MANNING ELLIOTT LLP